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                            May 21, 2020

       Joshua B. Goldstein
       General Counsel
       Masterworks 009, LLC
       497 Broome Street
       New York, New York 10013

                                                        Re: Masterworks 009,
LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed on May 15,
2020
                                                            File No. 024-11185

       Dear Mr. Goldstein:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2020 letter.

       Amendment No. 2 to Form 1-A filed on May 15, 2020

       Summary
       Overview, page 4

   1. We note your disclosure that "Masterworks, acting as agent for the Company, has agreed to purchase the
Painting from a private gallery for $600,000." However, we also note that you have filed an
unsigned and undated Form of Art Purchase Agreement as an exhibit and that your
disclosures on pages 3 and 61 state that Masterworks "seeks to purchase" the
                                                        Painting. With a view
to understanding the status of the purchase of the artwork, please revise your disclosures
to consistently state, if true, that Masterworks has agreed to purchase the Painting.
 Joshua B. Goldstein
Masterworks 009, LLC
May 21, 2020
Page 2

       You may contact Tony Watson, Staff Accountant at 202-551-3318 or Donna Di Silvio,
Staff Accountant at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom, Office Chief at 202-551-3264 with any other questions.



FirstName LastNameJoshua B. Goldstein                     Sincerely,
Comapany NameMasterworks 009, LLC
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Corporation Finance
May 21, 2020 Page 2                                       Office of Trade &
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FirstName LastName